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                                                                      EXHIBIT 24

FOR IMMEDIATE RELEASE

                                         Contacts: Elliott Sloane/ Darren Brandt
                                                       Edelman Financial
                                                       212-704-8126/4449

                  EXIDE BOARD REJECTS INADEQUATE DANAHER OFFER
         AUTHORIZES MANAGEMENT TO PURSUE ALTERNATIVE STRATEGIC OPTIONS

RALEIGH, NORTH CAROLINA -- July 22, 1997 -- The Board of Directors of Exide Electronics Group, Inc. (NASDAQ: XUPS) has unanimously voted to reject the offer of a subsidiary of Danaher Corporation (NYSE: DHR) to acquire all of the outstanding shares of common stock and Series G preferred stock of the Company at a price of $20 per share and all of the outstanding warrants to purchase common stock at a price of $6.525 per warrant. The Board urges Exide's shareholders not to tender any of their shares or warrants to Danaher in connection with this tender offer.

The Company stated "After considering a number of factors, including the opinion of our financial advisor, Lazard Freres & Co. LLC, we concluded that the Danaher offer is financially inadequate, subject to a number of significant conditions and not in the best interests of Exide or its shareholders. Management strongly believes Danaher has significantly undervalued the strength of the Company's management team, the excellent relationships with key worldwide customers, as well as Exide's unique positioning as the 'one-stop' global source for all types of uninterruptible power supply products."

The Board has authorized management, working with Lazard Freres, to explore and pursue alternative strategic options available for maximizing shareholder value, including a possible sale of or other extraordinary transaction involving the Company.

The Board also delayed the separation date of the Company's preferred stock purchase rights until such later date as may be determined by the Board. Accordingly, the rights will continue to trade with the Company's common stock.

Headquartered in Raleigh, NC, Exide Electronics provides Strategic Power Management(TM) solutions to a broad range of businesses and institutions worldwide, including most Fortune 1000 companies. Exide's products are used for networking, financial, medical, industrial, telecommunications, military and aerospace applications -- wherever continuous power is essential to daily operations.

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